UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

EPIZYME, INC.

(Name of Subject Company)

EPIZYME, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29428V104

(CUSIP Number of Class of Securities)

Grant Bogle

President and Chief Executive Officer

Epizyme, Inc.

400 Technology Square, 4th Floor

Cambridge, MA 02139

(617) 229-5872

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Falber, Esq.

Hal J. Leibowitz, Esq.

Molly W. Fox, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2022 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Epizyme, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Hibernia Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation and Ipsen Pharma SAS, a French société par actions simplifiée (the “Parent”), to purchase all of the issued and outstanding shares of common stock (the “Shares”), par value $0.0001 per share, of the Company for (i) $1.45 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus (ii) one (1) contractual contingent value right per Share, which shall represent the right to receive one or more contingent payments upon the achievement of certain milestones, subject to and in accordance with a CVR Agreement (the “CVR Agreement”), of up to $1.00 in the aggregate, if any, at the times and subject to the terms and conditions of the CVR Agreement, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 12, 2022, as amended from time to time, and the related letter of transmittal.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection immediately prior to the subsection entitled “—Forward-Looking Statements” in its entirety as follows:

“Expiration of the Offer

The Offer and all withdrawal rights thereunder expired at 11:59 p.m., Eastern Time, on August 11, 2022 (the “Expiration Time”). Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (the “Depositary and Paying Agent”), has advised the Parent and the Purchaser that, as of the Expiration Time, a total of 124,185,125 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 74% of the Shares outstanding as of the Expiration Time. In addition, the Depositary and Paying Agent has advised the Parent and the Purchaser that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 9,299,176 additional Shares, representing approximately 6% of the outstanding Shares as of the Expiration Time.

As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Accordingly, the Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer and will promptly pay for all such Shares in accordance with the terms of the Offer.

As a result of its acceptance for payment of the Shares validly tendered and not validly withdrawn pursuant to the Offer and in accordance with Section 251(h) of the DGCL, the Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement without a vote of the stockholders of the Company.

Accordingly, the Parent and the Purchaser expect to complete the acquisition of the Company on August 12, 2022 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time: (i) the Purchaser shall be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned indirect subsidiary of Parent, and (ii) each remaining outstanding Share not accepted for payment in the Offer (other than the Excluded Shares) that are issued and outstanding immediately prior to the Effective Time shall be cancelled, shall cease to exist, shall no longer be outstanding, and shall be converted into the right to receive the Offer Price.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Stock Market. The Parent and the Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2022

Epizyme, Inc.

By:	/s/ Grant Bogle
Grant Bogle
President and Chief Executive Officer

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